www.citigold.com

CITIGOLD corporation

Citigold Corporation Limited
ACN 060397177
19 Lang Parade, Milton Qld 4064, Australia
PO Box 1909, Milton Qld 4064, Australia
Telephone: +61 7 3870 8000
Facsimile: +61 7 3870 8111
Email: info@citigold.com

1 February 2005

82-4493

Mr Staffin Elliott
US Securities & Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549




05006462

Dear Staffin

Re: ADR - CITIGOLD CORPORATION LIMITED CODE CTOHY

Please find hard copies of all our Australian Stock Exchange Releases from 30 April 2004 to 31 January 2005 together with our Annual Report.

Please do not hesitate to contact me.

Kind regards

Deanne Graham
Personal Assistant
Citigold Corporation Limited

3/16

The Australian Stock Exchange Limited
FOR IMMEDIATE RELEASE


CITIGOLD

Quarterly Activities Report
31 December 2004

HIGHLIGHTS

- Warrior gold development
- JV negotiations
- Exploration success continues
- ADR's in USA
- Berlin Stock Exchange
- Convertible Note Interest Payment

Warrior Gold Mine

Gold production from the Warrior gold mine is scheduled at 40,000 ounces per year with a planned minimum ten year mine life. The Warrior is the first mine being developed under the Gold Production Plan.

Development of the Warrior Gold Mine continues with the access tunnel (decline) having reached the 145 metre mark. This advance preserves good ground conditions and minimises environmental impact. Mechanised mining will commence after the first two bends in the decline path are completed. Routine rock-bolting and installation of protective mesh is continuing. The first underground truck loading bay has been excavated to enable haulage of waste material to the surface by trucks.

It is now expected that the gold production from Warrior will not be before July 2005. The development at Warrior has been steady, although slower than previously planned, but it is important that this work is performed to a high standard as the access tunnel is a permanent facility.

The Warrior structure has favourable similarities to the large City reefs that yielded the majority of the 6.6 million ounces produced to date. The Warrior structure has been traced by surface outcrop and extensive drilling over a strike length of two kilometres east-west.

The Warrior gold structure, which includes Warrior East and Warrior West deposits, is sub parallel to the five kilometre long City lodes. The Warrior structure also has a similar dip to the north as the main City lodes. These similarities support the potential for the long life multiple mining operations planned by Citigold at Charters Towers.

The Sunburst mine is the next mine to be developed under the Gold Production Plan. Sunburst is scheduled to produce 60,000 ounces of gold per year from an underground operation, mining extensions of the known Sunburst and Queen lodes at the eastern margin of Charters Towers' city area.

Joint Venture Negotiations

Joint Venture discussions, referred to in previous reports, for the development of the Sunburst goldmine at the heart of the goldfield, are continuing. These discussions which have been positive so far are aimed at obtaining funds to accelerate the development of the Sunburst mine in parallel with Warrior. In particular the proposed method of funding is expected to add long-term value to the project and Citigold shareholders.

The Charters Towers goldfield is a very valuable asset of Citigold Corporation. In particular the extensive study detailed in the Gold Production Plan sets out our expectations for full-scale production. The joint venture development discussions are aimed at unlocking the substantial value within this goldfield through future cash flows.

We expect further developments in these discussions during the current quarter.

Exploration

The ongoing successful exploration by the Company's geologists continues to confirm the magnitude of the rich goldfield and the extent of gold mineralisation. Citigold's mineral tenements at Charters Towers cover an area of about 200 square kilometres.

Detailed geological mapping and selected rock chip sampling was undertaken at 14 prospects, including the delineation of old workings and mineralisation over a strike length of 1.6 km at *Gregory's Try Again* 14 Km south of Charters Towers, and over 1.1 km at *Mafeking* 6 km ESE of Charters Towers. In addition a possible 800m extension of NE from *Bonnie Doon* was identified beneath alluvial cover 7 km SE of Charters Towers.

The mineralisation is Charters Towers mesothermal style with the gold predominantly found in sulphides in narrow quartz reefs hosted within kilometre scale sheet-like lode formations.

A total of 75 rock chip samples were assayed from 17 prospects. Nine quartz vein samples assayed over 2 g/t Au, including 11.4 g/t Au and 73.7 g/t Au (niche sample) from *Gregory's Try Again*, and 26.6 g/t Au from *Mafeking*. In addition 49 reconnaissance soil geochemical samples were collected from EPM 13932. These located a weak gold anomaly in the *Tara* area 16 km WSW of Charters Towers

Work progressed on the planning of Warrior and other drilling programs, and of mine development. Geotechnical evaluation and mapping continued in the Warrior Decline.

Resource evaluation and upgrade of the digital database continued and routine density measurements were instigated. No significant changes to published resource figures were noted.

Assay results are published on our website at www.citigold.com

Overseas Share Listings

USA

The ADR (American Depository Receipts) listing is operational under the code of 'CTOHY'. The company is developing a US marketing programme in conjunction with the Bank of New York to promote the stock in the United States.

Each ADR represents 20 Citigold Corporation shares currently listed on the Australian Stock Exchange. On the basis of the current ADR listing and the results of the marketing program we may consider options for a full secondary listing of Citigold Corporation shares in the North American marketplace and/or another area of the world.

Berlin Stock Exchange

Citigold Corporation has received advice from a German brokerage firm, Berliner Freiverkehr (Aktien) AG, that the company's stock is now tradeable on the Berlin Bremer Stock Exchange.

The first day of trading was 25 November 2004, symbol of Citigold Corporation Limited is "CHP", and the German Cusip Number is AU000000CTO0 892606.

Citigold Corporation intends to further establish the benefits of actively promoting the stock in the German marketplace. The listing on this European stock exchange is in keeping with the company's stated plan to make its stock available on overseas exchanges.

Convertible Notes

The record date for the third interest payment was December 29, 2004. This quarter the return to note holders increased due to the average Australian gold price for the quarter being above AUD $550 per ounce. This Quarterly return represents an annualized investment rate of 12.48% per annum. The Notes trade on the Australian Stock Exchange under the code of 'CTOG'.

Share Placement

The share placement announced by Citigold Corporation on 29 November 2004 Citigold raised $2.3 million through a private placement and options exercise for working capital. The company has issued shares and attached unlisted options exercisable at 15 cents at any time up to 6 December 2006. The further details of these capital raisings have been advised to the market through the Appendix 3B releases.

Citigold Shares Held by Subsidiary

Following the successful takeover of Great Mines Limited (GM), completed in early 2004, Citigold Corporation controls 29 million Citigold Corporation shares held by its now wholly owned GM subsidiary. In accordance with the Corporation Act, these shares have to cease to be held or controlled by Citigold Corporation within a specified time. The Australian Securities and Investments Commission (ASIC) has recently granted an extension of time until 30 April 2005.

Annual General Meeting

The company's Annual General Meeting (AGM) was held on 29 November 2004 in Sydney and was well attended by shareholders. The one agenda item for voting, namely the election of Professor Peter Blood as a Director of the Company, was passed by shareholders. At the meeting shareholders expressed support to see the Warrior mine in gold production in 2005.

Health, Safety and Environment

The Company has completed another successful Quarter with no Lost Time Injuries, and no reportable health or environmental issues.

Building on a Strong Foundation

Citigold Corporation Limited owns and controls Australia's richest major goldfield. The company is developing the high-grade Charters Towers goldfield that has a gold potential of 15 million ounces. The goldfield credentials have been proven through the previously produced 6.6 million ounces of gold at an average grade of 34 grams per tonne. Citigold's current drilled gold mineralisation of 1 million ounces is contained in extensions and continuations of the previously mined ore bodies. The company's published mineral resources at June 30 2004 are 3.7 million tonnes at 8.4 grams per tonne.

Citigold has secured tenure over 200 square kilometres of the Charters Towers goldfield. Citigold plans to develop gold production to 250,000 ounces per year. This would make Citigold one of the world's 20 largest gold producers.

The Charters Towers gold project has a number of major advantages which gives the company a sound base from which to continue to build its gold business and grow into a large and profitable international gold corporation. We have a sound business plan and first class gold asset to back our goals. To date CTO has invested over A$50 million redeveloping this rich goldfield.

The host rock is strong granite, ideal for efficient large-scale underground openings utilising mobile machinery. Citigold is in possession of detailed records of mining activities spanning 40 years, which are invaluable in assessing future mining costs.

The Company has an existing processing plant capable of processing 340,000 tonnes per year of gold ore, and a government licensed tailings waste storage facility. All environmental and operating permits in place are in compliance with State regulations. The operations have strong support from the local community.

Internet, Email and Fax - As more and more people connect to the internet, increasing numbers of CTO shareholders are accessing the expanded and informative **www.citigold.com** web site for information. Also shareholders should advise us of their email address so that they can receive regular updates. For shareholders who prefer advice by facsimile, we welcome you advising us of your fax number so we can forward the latest information.

Chris Towsey
Chief Operating Officer Australia

Citigold Corporation Limited ABN 30 060 397 177
Brisbane, Australia

Phone:	+61 7 3870 8000	Fax:	+61 7 3870 8111
Email:	info@citigold.com	Website:	www.citigold.com

31 January 2005

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN	Quarter ended ("current quarter")
30 060 397 177	31 December 2004

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(163)	(230)
	(b) development	(559)	(1,057)
	(c) production	-	-
	(d) administration	(1,076)	(2,149)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	16	21
1.5	Interest and other costs of finance paid	(114)	(462)
1.6	Income taxes paid	-	-
1.7	Other (Warrior royalty trust)	-	-
	Net Operating Cash Flows	**(1,896)**	**(3,877)**
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	(0)	(30)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	139	317
	(c)other fixed assets	-	
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	**139**	**287**
1.13	Total operating and investing cash flows (carried forward)	(1,757)	(3,590)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(1,757)	(3,590)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	2,024	4,162
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	(0)	(10)
1.18	Dividends paid	-	-
1.19	Other - (Conversion of Options)	-	-
	- (Issue of Convertible Notes)	-	-
	- (Costs of financing activities)	-	-
	Net financing cash flows	**2,024**	**4.152**
	Net increase (decrease) in cash held	**267**	**562**
1.20	Cash at beginning of quarter/year to date	717	422
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	**984**	**984**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	67
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries, consultancy fees and superannuation guarantee charge thereon.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	7,490	7,490
3.2	Credit standby arrangements	300	0

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	100
4.2	Development	500
	Total	**600**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	684	531
5.2	Deposits at call	-	-
5.3	Bank overdraft	-	(114)
5.4	Other (Held by Third Parties)	300	300
	Total: cash at end of quarter (item 1.22)	**984**	**717**

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	**450,198,481**	**450,198,481**		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	**12,903,382** **789,116**		**15 cents** **12 cents**	**15 cents** **12 cents**
7.5	**+Convertible debt securities** *(description)*	**4,158,958 convertible notes, $0.40 per note, interest @ 12% per year maturing 29 March 2007**		**40 cents**	**40 cents**
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	**11,420,283**	**Nil**	*Exercise price* **15 cents**	*Expiry date* **1 January 2005**
7.8	Issued during quarter	**11,323,665**	**11,323,665**	*Exercise price* **15 cents**	*Expiry date* **6 December 2006**
7.9	Exercised during quarter	**1,579,717**	**1,579,717**	*Exercise price* **15 cents**	*Expiry Date* **1 January 2005**
7.10	Expired during quarter	**Nil**	**Nil**		
7.11	**Debentures** *(totals only)*	**Nil**			
7.12	**Unsecured notes** *(totals only)*	**Nil**			

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.



Sign here: (Company Secretary) Date: 31 January 2005

Print name: Roslynn J Shand

Additional Information

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

Citigold Corporation
ANNOUNCEMENT


CITIGOLD

24 December 2004

Notice of change of interests of substantial holder

Following the takeover of Great Mines Limited, which held shares in Citigold Corporation at the time of the takeover, the company is in the process of disposing the shares held in itself, in accordance with the requirements of the Corporations Act.

A Form 604 - Notice of change of interests of substantial holder – is attached.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme Citigold Corporation Limited

ACN/ARSN 060 397 177

1. Details of substantial holder(1)

Name Great Mines Limited

ACN/ARSN (if applicable) 010 506 215

There was a change in the interests of the substantial holder on 16/ 11 / 2004

The previous notice was given to the company on 22/ 07 / 2002

The previous notice was dated 19/ 07 / 2002

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORD	30,832,153	9.18% *	28,875,596	6.41% *
	*Shares on issue 336,075,261		*Shares on issue 450,198,481	

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial shareholding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of shares affected	Person's votes affected
See Annexure 1 attached					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Great Mines Ltd	Great Mines Ltd	Great Mines Ltd	Registered holder	ORD shares 28,875,596	28,875,596

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Great Mines Limited	Suite 5a, 19 Lang Parade Milton Qld 4064

Signature

print name Roslynn Shand capacity Company Secretary

sign here



date 24/12/09

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is the annexure of 1 page referred to in Form 604 – Notice of change of interests of substantial holders – dated 23 December 2004 and signed by me.



Roslynn Shand
Company Secretary 24/12/04

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change (7)	Class and number of securities affected
29/07/03	Great Mines Limited	Sales on the ASX	-	ORD 1,156,557
21/09/04	Great Mines Limited	Sales on the ASX	17.5 cents	ORD 50,000
22/09/04	Great Mines Limited	Sales on the ASX	17.5 cents	ORD 50,000
23/09/04	Great Mines Limited	Sales on the ASX	17 cents	ORD 50,000
27/09/04	Great Mines Limited	Sales on the ASX	17.cents	ORD 50,000
28/09/04	Great Mines Limited	Sales on the ASX	16.5 cents	ORD 50,000
01/10/04	Great Mines Limited	Sales on the ASX	17 cents	ORD 50,000
04/10/04	Great Mines Limited	Sales on the ASX	17.5 cents	ORD 200,000
08/11/04	Great Mines Limited	Sales on the ASX	17 cents	ORD 50,000
10/11/04	Great Mines Limited	Sales on the ASX	18.5 cents	ORD 50,000
10/11/04	Great Mines Limited	Sales on the ASX	18.5 cents	ORD 50,000
11/11/04	Great Mines Limited	Sales on the ASX	18.5 cents	ORD 50,000
12/11/04	Great Mines Limited	Sales on the ASX	18 cents	ORD 50,000
15/11/04	Great Mines Limited	Sales on the ASX	18 cents	ORD 5,000
16/11/04	Great Mines Limited	Sales on the ASX	18 cents	ORD 45,000

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CITIGOLD
corporation

24 December 2004

Overseas listing

Citigold Corporation Limited ("CTO") has received advice from a German brokerage firm, Berliner Freiverkehr (Aktien) AG, that CTO stock is now tradeable on the Berlin Bremer Stock Exchange.

The first day of trading was 25 November 2004, symbol of Citigold Corporation Limited is "CHP", and the German Cusip Number is AU000000CTO0 892606.

CTO did not make the application to list the stock and to date there has been no volumes in the stock.

However, Citigold intends to pursue the matter further to establish the benefits of actively promoting the stock in the German marketplace. The listing on this European stock exchange is in keeping with CTO's stated plan to make its stock available on overseas exchanges.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CITIGOLD
corporation

16 December 2004

Convertible Notes interest payment

The record date for the next payment of interest for Citigold's Convertible Notes, which trade on the ASX under the code "CTOG", is 29 December 2004.

The Convertible Notes will go ex-interest on 21 December 2004.

The interest rate and yield enhancer payable in accordance with the terms of issue of the Convertible Notes represents a 12% per annum base interest yield with an A$ gold price-linked yield enhancer. The interest rate increases by 1.0% for each A$50 an ounce the quarterly gold price exceeds A$550/oz (pro rata) during an interest period.

The A$ quarterly gold price is based on the average of the daily A$ gold price for each quarterly interest period as advised by the Queensland Government Department of Natural Resources & Mines for calculation of royalties.

Based on the average daily A$ gold price for the period 30 September 2004 to date, the Company anticipates that the interest payable for the current quarter will be equivalent to a rate of approximately 12.3% per annum.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade Milton
Queensland Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CITIGOLD CORPORATION LIMITED
ABN	30 060 397 177

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Joseph Foley
Date of last notice	17 March 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	7 December 2004
No. of securities held prior to change	4,024,701 ordinary shares 5 million options (expiring 01/01/2005)
Class	Ordinary shares
Number acquired	873,717 shares
Number disposed	175,000 shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	15 cents exercise price
No. of securities held after change	4,723,418 ordinary shares 4,126,283 options (expiring 01/01/2005)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options held @ 15 cents expiring 01/01/2005 Sale – on market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CITIGOLD CORPORATION LIMITED
ABN	30 060 397 177

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark James Lynch
Date of last notice	31 May 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Spouse - Susan Lynch Children – James Lynch Christopher Lynch
Date of change	7 December 2004
No. of securities held prior to change	1,302,224 ordinary shares 8 million options (expiring 01/01/2005)
Class	Ordinary shares
Number acquired	872,500 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	15 cents and 12 cents
No. of securities held after change	2,174,724 ordinary shares 7,294,000 options (expiring 01/01/2005)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options and share purchase plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. Eleven million three hundred and twenty–three thousand, six hundred and sixty five (11,323,665) shares 2. One million five hundred and seventy-nine seven hundred and seventeen (1,579,717) shares 3. Seven hundred and eighty-nine thousand one hundred and sixteen (789,116) shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares
5	Issue price or consideration	1. 15 (fifteen) cents 2. 15 (fifteen) cents – exercise of options 3. 12 (twelve) cents – balance SPP shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 December 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
450,198,481	Ordinary fully paid Shares
4,158,958	Convertible Notes redeemable by 29 March 2007

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,420,283 options	Options expiring 1 January 2005
		11,323,665 options	Options expiring 6 December 2006

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 7 December 2004

(Company Secretary)

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.


www.citigold.com
CITIGOLD
corporation

The Australian Stock Exchange Limited
Level 5, 20 Bond Street
Sydney NSW 2000

Attention:	**Company Announcements Office**
By Facsimile:	**1900 999 279**
Date:	**1 December 2004**
Number of Pages:	**2 (including this page)**
Signed:	**Roslynn Shand** **Company Secretary** **Citigold Corporation Limited** **ACN 060 397 177**
Attachment:	**Results of the 2004 Annual General Meeting**

Citigold Corporation Limited
ACN 060 397 177
Suite 5a, 19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064
Telephone: (07) 3870 8000
Facsimile: (07) 3870 8111

www.citigold.com
CITIGOLD
corporation

The Australian Stock Exchange Limited
FOR IMMEDIATE RELEASE

1 December 2004

ANNUAL GENERAL MEETING OF CITIGOLD CORPORATION LIMITED

The outcome of each resolution put to shareholders at the Annual General Meeting of Citigold Corporation Limited (CTO), held on Monday 29 November 2004 together with the information required by section 251AA of the Corporations Act is:

BUSINESS

Ordinary business

1. Election of Professor Peter Blood

Outcome: resolution passed unanimously

The resolution was decided by a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed was 104,520,938.

The total number of proxy votes in respect of which the appointments specified that:

(a) the proxy was to vote for the resolution was 14,895,155
(b) the proxy was to vote against the resolution was 282,200
(c) the proxy was to abstain on the resolution was nil
(d) the proxy could vote at the proxy's discretion was 89,343,583

Roslynn Shand
Company Secretary
Citigold Corporation Limited
19 Lang Pde, Milton Brisbane 4064
ph +61 7 3870 8000
fax +61 7 3870 8111
email info@citigold.com
website: www.citigold.com


www.citigold.com
CiTiGOLD
corporation

The Australian Stock Exchange Limited
FOR IMMEDIATE RELEASE

29 November 2004

FUNDS RAISING

The Directors of Citigold Corporation Limited (CTO) are pleased to announce that an amount of $2.3 million has been recently raised. This represents 15,260,466 shares at 15 cents together with 15,260,466 options, exercisable at any time within two years at 15 cents each. Shares and options will be allotted by Directors and an Appendix 3B released to the market.

The funds will be used for the further development of the Warrior gold mine. The Warrior gold mine will make Citigold Corporation a gold producer and advances the company's gold production plan for the Charters Towers goldfield.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
19 Lang Pde, Milton Brisbane 4064
ph +61 7 3870 8000
fax +61 7 3870 8111
email info@citigold.com
website: www.citigold.com

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN	Quarter ended ("current quarter")
30 060 397 177	30 September 2004

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(67)	(67)
	(b) development	(498)	(498)
	(c) production	-	-
	(d) administration	(1,073)	(1,073)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	5	5
1.5	Interest and other costs of finance paid	(348)	(348)
1.6	Income taxes paid	-	-
1.7	Other (Warrior royalty trust)	-	-
	Net Operating Cash Flows	**(1,981)**	**(1,981)**
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	(30)	(30)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	178	178
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	**148**	**148**
1.13	Total operating and investing cash flows (carried forward)	(1,833)	(1,833)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(1,833)	(1,833)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	2,138	2,138
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	(10)	(10)
1.18	Dividends paid	-	-
1.19	Other - (Conversion of Options)	-	-
	- (Issue of Convertible Notes)	-	-
	- (Costs of financing activities)	-	-
	Net financing cash flows	**2,128**	**2,128**
	Net increase (decrease) in cash held	**295**	**295**
1.20	Cash at beginning of quarter/year to date	717	717
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	**1,012**	**1,012**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	71
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries, consultancy fees and superannuation guarantee charge thereon.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	7,490	7,490
3.2	Credit standby arrangements	300	0

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	100
4.2	Development	500
	Total	**600**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	712	531
5.2	Deposits at call	-	-
5.3	Bank overdraft	-	(114)
5.4	Other (Held by Third Parties)	300	300
	Total: cash at end of quarter (item 1.22)	**1,012**	717

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	**436,505,983**	**436,505,983**		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	**17,833,571**		**12 cents**	**12 cents**
7.5	**+Convertible debt securities** *(description)*	**4,158,958 convertible notes, $0.40 per note, interest @ 12% per year maturing 29 March 2007**			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted			**40 cents**	**40 cents**
7.7	**Options** *(description and conversion factor)*	**13,000,000**	**Nil**	*Exercise price* **15 cents**	*Expiry date* **1 January 2005**
7.8	Issued during quarter	**Nil**	**Nil**		
7.9	Exercised during quarter	**Nil**			
7.10	Expired during quarter	**Nil**			
7.11	**Debentures** *(totals only)*	**Nil**			
7.12	**Unsecured notes** *(totals only)*	**Nil**			

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.



Sign here: (Company Secretary) Date: 29 October 2004

Print name: Roslynn J Shand

Additional Information

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

The Australian Stock Exchange Limited
FOR IMMEDIATE RELEASE

www.citigold.com
CITIGOLD corporation

Quarterly Activities Report
30 September 2004

HIGHLIGHTS

- Warrior gold development ongoing
- Exploration success continues
- ADR's in USA
- Mine site passes audit

Gold Production Plan

The Warrior Gold Mine development progress continues. Gold production is scheduled at 40,000 ounces per year with a planned minimum ten year mine life. The Warrior is the first mine being developed under the Gold Production Plan.

The access tunnel (decline) has passed the 100 metre mark. This advance preserves good ground conditions and minimises environmental impact. Mechanised mining will commence after the first two bends in the decline path are completed. This enables Citigold to schedule gold production to commence in the March Quarter 2005.

Routine rock-bolting and installation of protective mesh is continuing. One small area of weaker ground was treated in the usual manner by cable bolting and sprayed with shotcrete.

The Warrior structure has favourable similarities to the large City reefs that yielded the majority of the 6.6 million ounces produced to date. The Warrior structure has been traced by surface outcrop and extensive drilling over a strike length of two kilometres east-west.

The Warrior gold structure, which includes Warrior East and Warrior West deposits, is sub parallel to the five kilometre long City lodes. The Warrior structure also has a similar dip to the north as the main City lodes. These similarities support the potential for the long life multiple mining operations planned by Citigold at Charters Towers.

The Sunburst mine is the next mine to be developed under the Gold Production Plan. Sunburst is scheduled to produce 60,000 ounces of gold per year from an underground operation, mining extensions of the known Sunburst and Queen lodes at the eastern margin of Charters Towers' city area.

Exploration

Rock chip assays from the Goldfinch deposit 2.2 km south-southeast of the processing plant returned values of 16 g/t Au and 17 g/t Au over narrow widths. These results further confirm the typical Charters Towers style of narrow quartz veins with high grades.

The Goldfinch deposit comprises 10 parallel veins trending north-northwest over an area of 450m x 550m, and the mineralized system appears to be an extension of the New Swedenborg line of workings.

Detailed geological mapping and sampling continued on EPM 13453 at the GSQ224714 prospect, located 3.8 km east of the processing plant, GSQ230714 (located 4.7 km east of the plant) and the GSQ221708 prospect, 3.9 km ESE of the processing plant. Work also continued on EPM 10593 at the Clara and Christmas Box deposits 2.7km east-northeast of the processing plant, and the GSQ208730 and GSQ200728 prospects, located 2.6 km and 1.8 km respectively ENE of the processing plant. Mapping and sampling was completed at the Republic-Lady Musgrave workings located 3.8 km south of the processing plant on EPM 13106.

Overseas Share Listings

The ADR (American Depository Receipts) listing is operational, trading under the new code of 'CTOHY'. The company is developing a US marketing programme in conjunction with the Bank of New York to promote the stock in the United States.

Each ADR represents 20 Citigold shares currently listed on the Australian Stock Exchange. On the basis of the current ADR listing we are looking at options for a full secondary listing of Citigold shares in the north American marketplace.

Citigold Corporation is relatively unknown in the US. Through an efficient promotional program and the www.citigold.com web site we plan to gradually increase US investor interest in the company.

Share Purchase Plan

The response to the July 2004 share purchase plan was the best to date, with over $2.1 million raised for working capital and the continuation of the Warrior operations. The Directors wish to thank shareholders for their continued support.

Convertible Notes

The record date for the second interest payment fell on September 29. This quarter the return to note holders increased due to the average Australian gold price for the quarter being above AUD $550 per ounce. This Quarterly return represents an annualized investment rate of 12.3% per annum. The Notes trade on the Australian Stock Exchange under the code of 'CTOG'.

Overseas Operations

Citigold is building distribution channels for our premium brand of gold to be shipped direct from the mines. Citigold's international marketing achievements were acknowledged this month by the Queensland Premier, the Hon. Peter Beattie while he was in India.

Our international operations are headed by Manan Desai, a gold industry professional in the region. Earlier this year he was appointed Citigold's Chief Operations Officer for the Middle East and Indian Sub Continent. He has extensive knowledge of the gold industry and previously managed the well known Gold & Diamond Park in Dubai, UAE.

Citigold has become a well known name in the gold industry which has led to joint venture negotiations with potential international investors. Several groups visited the gold mining operations at Charters Towers as part of their first-hand appraisals. Following these inspections, positive negotiations are progressing.

Health, Safety and Environment

The Company has completed another successful Quarter with no Lost Time Injuries, and no reportable health or environmental issues.

The annual external audit of the Citigold mine site risk management system was completed by the National Occupational Safety Association (NOSA) in August. The audit was very positive. Several minor improvements identified in the audit have been implemented.

Building on a Strong Foundation

Citigold Corporation Limited owns and controls Australia's richest major goldfield. The company is developing the high-grade Charters Towers goldfield that has a gold potential of 15 million ounces. The goldfield credentials have been proven through the previously produced 6.6 million ounces of gold at an average grade of 34 grams per tonne. Citigold's current drilled gold mineralisation of 1 million ounces is contained in extensions and continuations of the previously mined ore bodies. The company's published mineral resources at June 30 2004 are 3.7 million tonnes at 8.4 grams per tonne.

Citigold has secured tenure over 200 square kilometres of the Charters Towers goldfield. Citigold plans to increase gold production to 250,000 ounces per year. This would make Citigold one of the world's 20 largest gold producers.

The Charters Towers gold project has a number of major advantages which gives the company a sound base from which to continue to build its gold business and grow into a large and profitable international gold corporation. We have a sound business plan and first class gold asset to back our goals. To date CTO has invested over A$50 million redeveloping this rich goldfield.

The host rock is strong granite, ideal for efficient large-scale underground openings utilising mobile machinery. Citigold is in possession of detailed records of mining activities spanning 40 years, which are invaluable in assessing future mining costs.

The Company has an existing processing plant capable of processing 340,000 tonnes per year of gold ore, and a government licensed tailings waste storage facility. All environmental and operating permits in place are in compliance with State regulations. The operations have strong support from the local community.

Mining operations are underway at the Warrior gold mine. This mine will be the first of at least four mining areas planned to be developed at Charters Towers under the Gold Production Plan. This Plan envisages producing gold for over 30 years.

Internet, Email and Fax - As more and more people connect to the internet, increasing numbers of CTO shareholders are accessing the expanded and informative **www.citigold.com** web site for information. Also shareholders should advise us of their email address so that they can receive regular updates. For shareholders who prefer advice by facsimile, we welcome you advising us of your fax number so we can forward the latest information.

Chris Towsey
Chief Operating Officer Australia

Citigold Corporation Limited ABN 30 060 397 177
Brisbane, Australia

Phone:	+61 7 3870 8000	Fax:	+61 7 3870 8111
Email:	info@citigold.com	Website:	www.citigold.com

29 October 2004

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CITIGOLD
corporation

26 October 2004

AMENDED

Annual General Meeting

The Annual General Meeting of Citigold Corporation Limited is to be held at 4pm on Monday, 29 November 2004 at the AGL Theatre, Museum of Sydney, Cnr Phillip and Bridge Streets, Sydney.

The notice of Annual General Meeting, Proxy form and Annual Report was mailed to shareholders on **25 October 2004**.

All documents are available to shareholders on request and may also be viewed and downloaded from the company's website, www.citigold.com.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
Brisbane Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CiTiGOLD
corporation

26 October 2004

Annual General Meeting

The Annual General Meeting of Citigold Corporation Limited is to be held at 4pm on Monday, 29 November 2004 at the AGL Theatre, Museum of Sydney, Cnr Phillip and Bridge Streets, Sydney.

The notice of Annual General Meeting, Proxy form and Annual Report was mailed to shareholders on 25 November 2004.

All documents are available to shareholders on request and may also be viewed and downloaded from the company's website, www.citigold.com.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
Brisbane Australia
phone: +61 7 3870 8000
fax: +61 7 3870 8111
email : info@citigold.com

NOTICE OF MEETING
Annual General Meeting


www.citigold.com
CITIGOLD
corporation

ABN 30 060 397 177

NOTICE IS HEREBY GIVEN that the Eleventh Annual General Meeting of Citigold Corporation Limited will be held at the AGL Theatre, Museum of Sydney, Cnr Phillip & Bridge Streets, SYDNEY on Monday 29 November, 2004 at 4.00pm.

AGENDA

BUSINESS

A. FINANCIAL STATEMENTS AND REPORTS

To receive and consider the consolidated financial statements of the Company and its controlled entities together with the Director's declaration, the Directors' Report and the auditor's report for the financial year ended 30 June 2004.

B. ORDINARY RESOLUTION

To consider and if thought fit pass the following resolution as an ordinary resolution:

1. ELECTION OF DIRECTOR

To elect as a Director of the Company, Professor Peter Blood, who retires in accordance with the Company's Constitution and being eligible, offers himself for election.

C. OTHER BUSINESS

To transact any other business that may be legally brought forward.

PROXIES

Any member entitled to attend and vote may appoint a proxy to attend and vote on the member's behalf. A proxy need not be a member of the Company. A member who is entitled to cast 2 or more votes at the meeting may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. Proxy forms executed by companies must be in accordance with the Corporations Act. A proxy form is enclosed with this notice To be valid, all proxy forms must be lodged at the Brisbane office of the Company not less than 48 hours before the time fixed for the meeting. Proxy forms may be submitted by post to PO Box 1909, Milton Queensland 4064, Australia, or sent by facsimile to 61 7 3870 8111.

By Order of the Board
R J Shand, Company Secretary
19 October 2004

Citigold Corporation Limited ABN 30 060 397 177
19 Lang Parade • PO Box 1909 MILTON QLD 4064 AUSTRALIA
Telephone: +61 7 3870 8000 Facsimile: +61 7 3870 8111
e-mail: info@citigold.com website: www.citigold.com

EXPLANATORY MEMORANDUM

This Explanatory Memorandum provides information for shareholders in respect of the business to be considered at the Annual General Meeting of Citigold Corporation Limited to be held on Monday 29 November 2004 at 4.00pm, AGL Theatre, Museum of Sydney, Cnr Phillip & Bridge Streets, Sydney, New South Wales.

A. Financial report and directors' and audit report

Please refer to the 2004 Annual Report which accompanies this notice.

B. Ordinary Resolution

1. Election of Director

Professor Blood was appointed to the Board on 26 May 2004. In accordance with the constitution of the Company, Professor Blood shall only hold office until the end of the next annual general meeting, but is eligible for re-election at that meeting.

Professor Blood has particular skills in the areas of finance and administration. He is a Professor of Finance at the School of Business, Bond University Queensland, Australia. He is a Global Investment Consultant with qualifications in Agriculture (BSc Agr), DIC (Imperial College Science & Technology UK) and a PhD from the University of London. Having worked for the World Bank, Asian Development Bank, United Nations Development Program and other multilateral organizations in many countries, his distinguished career includes being a Marshall Scholar (London), Fulbright Senior Fellow (USA) & Commodity Trading Advisor (USA).

Directors (other than Professor Blood) recommend that shareholders vote in favour of this resolution. Professor Blood makes no recommendation in relation to this resolution as he is interested in its outcome.

PROXY FORM
Annual General Meeting


www.citigold.com
CITIGOLD
ABN 30 060 397 177

I/We (Full Name/s) ______________________________

____

of (Full Address) ______________________________

____

being a member/members of CITIGOLD CORPORATION LIMITED, hereby appoint/s:

Full Name of Proxy ______________________________

Full Address of Proxy ______________________________

or, if I/We have not nominated a proxy or, if the nominee is absent from the meeting, the chairperson of the meeting as my/our proxy to vote in accordance with the following directions or, if no directions have been given, as the proxy sees fit at the Annual General Meeting of the Company to be held on Monday 29 November, 2004 commencing at 4.00pm and at any adjournment of the meeting. The chairperson intends to vote undirected proxies in favour of all resolutions.

IMPORTANT: If the chairperson of the meeting is your nominated proxy, or may be appointed by default, and you do not wish to direct your proxy how to vote, please place a cross in this box. By marking this box, you acknowledge that the chairperson may exercise your proxy even if the chairperson has an interest in the outcome of the resolution and votes cast by him, other than as proxy holder, will be disregarded because of that interest. ☐

Voting directions to your proxy – please mark X to indicate your directions

ORDINARY RESOLUTION	**For**	**Against**	**Abstain***
To elect Professor Peter Blood as a Director of the Company	( )	( )	( )

** If you mark the abstain box for a particular item you are directing your proxy not to vote on that item on a show of hands or on a poll and that your shares are not to be counted in computing the required majority on a poll.*

Signature ______________________ Signed this ____________ day of ______________ 2004.

PROXY INSTRUCTIONS

1. Any appointed proxy must be a natural person.
2. A member who is entitled to cast 2 or more votes may appoint 1 or 2 proxies to attend and vote at a meeting. If you appoint another proxy you should insert the proportion or number of your voting rights given to the proxy named in this form. If you do not insert this proportion or number then each proxy may exercise half of your votes. An additional proxy form for the other proxy will be supplied on request.
3. Joint holders should all sign this form. Companies should execute this form under common seal or by an officer or attorney duly authorised. If this form is executed under Power of Attorney, a certificate of non-revocation of Power of Attorney should be completed. The Power of Attorney should be sent with this form if it has not already been noted by the Company.
4. To be effective the proxy form must be received by the Company at least 48 hours before the meeting. The proxy form will be received by the Company if received at ***Citigold Corporation Limited, PO Box 1909, MILTON QLD 4064 or faxed to: Attention: Company Secretary, Citigold Corporation Limited, Fax: (07) 3870 8111.***

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CITIGOLD
corporation

16 September 2004

SEPTEMBER UPDATE

Warrior Gold Mine

The Warrior gold mine development is continuing. Gold production is scheduled at 40,000 ounces per year with a planned minimum ten year mine life.

The access tunnel (decline) has reached the 85 metre mark. This advance preserves good ground conditions and minimises environmental impact. Mechanised mining will commence after the first two bends in the decline path are completed. These bends restrict blast noise and air pressure from impacting on the surrounding environment and residents. This enables Citigold to schedule gold production to commence in the March Quarter 2005.

The Warrior lode structure has favourable similarities to the large City lodes reefs that yielded the majority of the 6.6 million ounces produced to date. The Warrior structure has been traced by surface outcrop and extensive drilling over a strike length of two kilometres east-west. The structure, that carries the mineralisation, is still open for extension at depth and along strike. The Warrior gold structure, which includes Warrior East and Warrior West deposits, is sub parallel to the five kilometre long City lodes. The Warrior structure also has a similar dip to the north as the main City lodes. These similarities support the potential for the very long life multiple mining operations planned by Citigold at Charters Towers.

Overseas Share Listings

The ADR (American Depository Receipts) listing is operational, trading under the new code of 'CTOHY'. The company is developing a US marketing programme in conjunction with the Bank of New York to promote the stock in the United States. The stock trading history and prices may be viewed on the internet at – www.adrbny.com - and entering the code 'CTOHY' in the search box.

Citigold Corporation is relatively unknown in the US. Through an efficient promotional program and the citigold.com web site we plan to gradually increase US investor interest in the company.

Share Purchase Plan

The response to the July 2004 share purchase plan was the best to date, with over $2.1 million raised for working capital and the continuation of the Warrior operations. The Directors wish to thank shareholders for their continued support as the company progresses towards gold production.

Convertible Notes

Investors received their first Convertible Note interest payment in July and the next payment of another quarterly 3% will be paid in early October. The Notes pay a total of 12% per annum. The Notes are trading at full value of 40 cents on the ASX under the code of 'CTOG'.

Overseas Operations

Our international operations are headed by Manan Desai, a gold industry professional in the region. Earlier this year he was appointed Citigold's Chief Operations Officer for the Middle East and Indian Sub Continent. He has extensive knowledge of the gold industry and previously managed the well known Gold & Diamond Park in Dubai, UAE.

Citigold is showing leadership and setting the standard in direct communication with the major consumers of gold. We are building distribution channels for our premium gold brand to be shipped direct from the mines. Citigold's international marketing achievements were acknowledged this month by the Queensland Premier, the Hon. Peter Beattie while he was in India. We are also proud that the Treasurer of Australia, the Hon. Peter Costello officially opened our Dubai office.

Citigold has become a well known name in the gold industry which has led to Joint Venture negotiations with potential investors in India, the Middle East, USA & Canada. Several groups visited the gold mining operations at Charters Towers during July and August as part of their first-hand appraisals. Following these inspections, positive negotiations are progressing.

Building on a Strong Foundation

Citigold Corporation Limited owns and controls Australia's richest major goldfield. The company is developing the high-grade Charters Towers goldfield that has a gold potential of 15 million ounces. The goldfield credentials have been proven through the previously produced 6.6 million ounces of gold at an average grade of 34 grams per tonne. Citigold's current drilled gold mineralisation of 1 million ounces is contained in extensions and continuations of the previously mined ore bodies. The company's published mineral resources at June 30 2004 are 3.7 Mt at 8.4 grams per tonne.

Citigold has secured tenure over 200 square kilometres of the Charters Towers goldfield. Citigold plans to increase gold production to 250,000 ounces per year. This would make Citigold one of the world's 20 largest gold producers.

The Charters Towers gold project has a number of major advantages which gives the company a sound base from which to continue to build its gold business and grow into a large and profitable international gold corporation. We have a sound business plan and first class gold asset to back our goals.

The host rock is strong granite, ideal for efficient large-scale underground openings utilising mobile machinery. Citigold is in possession of detailed records of mining activities spanning 40 years, which are invaluable in assessing future mining costs. The records were compiled fortnightly by the operating mine managers and include details of water flows, ground conditions, ore grades, ore body widths and ground temperatures. This data clearly indicates favourable mining conditions for the planned development.

The Company has an existing processing plant capable of processing 340,000 tonnes per year of gold ore, and a government licensed tailings waste storage facility. All environmental and operating permits in place are in compliance with State regulations. The operations have strong support from the local community.

Mining operations are underway at the Warrior gold mine. This mine will be the first of at least four mining areas planned to be developed at Charters Towers under the Gold Production Plan. This Plan envisages producing gold for over 30 years.

Chris Towsey
Chief Operating Officer Australia

Citigold Corporation Limited ABN 30 060 397 177
Brisbane, Australia

Phone:	+61 7 3870 8000	Fax:	+61 7 3870 8111
Email:	info@citigold.com	Website:	www.citigold.com

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	17,833,571 (Seventeen million eight hundred and thirty three thousand five hundred and seventy one) shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares
5	Issue price or consideration	12 (twelve) cents - Share Purchase Plan.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 September 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
436,505,983	Ordinary fully paid Shares
4,158,958	Convertible Notes redeemable by 29 March 2007

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13 million options	Options expiring 1 January 2005

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 10 September 2004
(Company Secretary)

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

16 August 2004


www.citigold.com
CITIGOLD corporation
Citigold Corporation Limited ACN 060 397 177
(formerly Charters Towers Gold Mines Limited)
19 Lang Parade, Milton Qld 4064, Australia
PO Box 1909, Milton Qld 4064, Australia
Telephone: +61 7 3870 8000
Facsimile: +61 7 3870 8111
Email: infro@citigold.com

Dear Shareholder

Discount Offer EXTENDED

Citigold Corporation Limited is pleased to extend the July 2004 Share Purchase Plan until **Tuesday 31 August 2004.**

The offer was due to close today but because of strong demand from shareholders, the offer has been extended to provide all shareholders with the full opportunity to participate.

If you have already sent in your application - thank you - no further action is required.

This offer provides a very advantageous opportunity to all shareholders, particularly those who hold less than a marketable parcel, to **increase their holding at a discount, free of brokerage and commission.**

PHONE-IN AND CHECK YOUR SHAREHOLDING

Your choices under this offer range from 4,200 shares for $504 up to 41,625 shares for $4,995. Another Application Form is included for your convenience. Please use the reply envelope previously supplied to return your application.

For complete details please read the information posted on 25 July, 2004.
If you have any questions or wish to check your shareholding, please phone
Shareholder enquiries on **07 3870 8000.**

Please respond promptly as the offer must close. Payment can be made by cheque or Visa/Mastercard/Bankcard. If you are missing any of the paperwork please ring and details can be sent out immediately. Thank you for your continued support.

Regards

Mark Lynch
Managing Director
encl

APPLICATION FORM (EXTENDED)
JULY 2004 Share Purchase Plan


www.citigold.com
CITIGOLD
corporation

I/We wish to apply for the number of shares as indicated below in accordance with the terms and conditions of the **Citigold Corporation Limited ACN 060 397 177** (CTO) July 2004 share purchase plan and agree to be bound by the constitution of CTO in respect of such shares issued to me/us. **Please insert details below:-**

SURNAME/LAST NAME or COMPANY NAME	MR / MRS / MS / MISS
GIVEN/FIRST NAMES	(ACN if Company)
ADDRESS IN FULL	

STATE	POSTCODE	DAYTIME TELEPHONE NUMBER	HIN / SRN No. (if known)
		( )	

Please 'X' one option box only

☐	Option A	41,625 shares	$ 4,995
☐	Option B	25,000 shares	$ 3,000
☐	Option C	15,000 shares	$ 1,800
☐	Option D	4,200 shares	$ 504

THE RETURN OF THIS DOCUMENT WITH YOUR PAYMENT WILL CONSTITUTE:

- **your application for shares under the terms of the CTO July 2004 share purchase plan;**
- **your certification in terms of the section of the Terms and Conditions (on the reverse of this form) entitled "Declaration & Acknowledgement", that the aggregate of the application price for the shares the subject of this application (and any other shares or interest in shares) applied for by the holder under this or the January 2004 SPP does not exceed $5,000.**

METHOD OF PAYMENT ('X' appropriate box)

☐ Cheque – please make cheque payable to **Citigold Corporation Share Purchase Plan.**

☐ Credit Card – please complete the following details (Mastercard, Bankcard and Visa only)

Cardholder's Name:		Card Number: ____ ____ ____ ____	
Amount $A: $	Card Type:	Expiry Date: __/__	Signature:

Receipts for payment will not be issued. Cash payment will not be accepted.
The completed form should be forwarded together with your payment in the enclosed reply envelope, and **must reach CTO in Brisbane by – OFFER CLOSES 5pm on Tuesday 31 August 2004.**

Postal Address:	Citigold Corporation Limited PO Box 1909 MILTON QLD 4064 Australia	**Delivery:**	Citigold Corporation Limited 5a/19 Lang Parade MILTON QLD 4064

If you are unsure of how to complete this application form, please contact

Brisbane Office: Shareholder enquiries

Phone 07 3870 8000 (fax 07 3870 8111)

Please note that if the company receives applications for shares pursuant to the CTO July 2004 share purchase plan which will cause it to exceed the limit of new issues set out in Listing Rule 7.1, then the company will allot to applicants the maximum number of shares permitted under Listing Rule 7.1, on a first come first served basis. The Company may seek shareholder approval to be permitted to allot shares in relation to excess applications received, unless a waiver is obtained from the ASX that any shares issued under the July 2004 share purchase plan are not included in the 15% rule.

EXTENDED - JULY 2004
SHARE PURCHASE PLAN
TERMS AND CONDITIONS


www.citigold.com
CITIGOLD
corporation

Participation in the Plan

Participation in the Citigold Corporation Limited Share Purchase Plan (*"Plan"*) is open to all shareholders who, subject to the paragraph below, as at the close of business on 16 July 2004, are registered as holders of fully paid ordinary shares (*"Shares"*) in Citigold Corporation Limited (*"Company"*) and whose registered address is in Australia, New Zealand or any other jurisdiction as determined by the directors of the Company from time to time (*"Eligible Shareholders"*). If an offer is made to a shareholder in a jurisdiction outside Australia or New Zealand which would breach the laws of that jurisdiction, the offer is sent for information purposes only and may not be accepted.

Where a shareholder is expressly noted on the Company's register of members as a trustee or nominee on account of another person (*"Beneficiary"*), the Beneficiary will be deemed to be the Eligible Shareholder and an acceptance of the offer and subsequent issue of Shares will be deemed to be made by or to the Beneficiary.

Participation in an offer made pursuant to the Plan is optional and is subject to these terms and conditions, the application form and the terms and conditions set out in the letter of offer to shareholders to which these terms and conditions are attached (together the *"Plan Documents"*).

Offers not renounceable

Offers made under the Plan are not renounceable. This means that shareholders cannot transfer their right to purchase Shares under this offer to another person.

Investment in the Offer

If you are an Eligible Shareholder you can elect to participate in the offer by selecting one of the following four options:

- **Option A** - Purchase 41,625 fully paid ordinary shares for $ 4,995.00
- **Option B** - Purchase 25,000 fully paid ordinary shares for $ 3,000.00
- **Option C** - Purchase 15,000 fully paid ordinary shares for $ 1,800.00
- **Option D** – Purchase 4,200 fully paid ordinary shares for $ 504.00

HOWEVER if an Eligible Shareholder participated in the Company's Share Purchase Plan in January 2004 (**"January 2004 SPP"**), **the number of Shares that can be applied for under this Plan is limited** to the number of Shares determined by the following equation:-

$$\text{Shares} = \frac{\text{5,000 less dollar amount subscribed under the January 2004 SPP}}{0.12}$$

The maximum amount which can be applied for under this offer (being $5,000 less any amount subscribed for under the January 2004 SPP) applies even if an Eligible Shareholder receives more than one offer or receives the offer as a joint holder of shares. If an offer is received by a shareholder who is expressly noted on the Company's register of members as a trustee or nominee on account of a Beneficiary, then any Shares issued in relation to that offer will not be included in calculating the maximum number of shares that may be applied for by that shareholder, but will be included in calculating the maximum number of Shares that can be applied for by the Beneficiary.

Acceptance and Payment

To accept an offer, a correctly completed application form together with the appropriate payment as set out in the Plan Documents must be sent so as to reach the Company's registered office in **Brisbane by 5 pm on 31 August, 2004.**

If the payment received from the Eligible Shareholder is not for the exact amount required to buy the number of Shares the Eligible Shareholder elected to purchase under the Plan, the Company reserves the right not to accept the payment. In these circumstances, the Company will return the Eligible Shareholder's application form and cheque or refund any other payment. If the Company does that, those Shares will not be issued to the Eligible Shareholder.

Allotment

Shares will be allotted under the Plan as soon as practicable after the closing date for the offer.

Shares allotted under the Plan will rank equally in all respects with existing fully paid ordinary shares in the Company and therefore will carry the same voting rights, dividend rights and other entitlements.

A holding statement (or other applicable evidence of title) will be issued in respect of Shares allotted under the Plan.

The Company will apply for Shares allotted under the Plan to be quoted on the Australian Stock Exchange Limited.

Other costs of participation

No brokerage, commission, stamp duty or other transaction costs (as applicable) will be payable by shareholders in respect of the application for, and allotment of, Shares under the Plan.

Shareholders resident in countries other than Australia who are eligible to participate in the Plan are responsible for obtaining any approvals from the relevant authorities for the acceptance of, and payment for, the offer.

Modification of the Plan

The directors of the Company may resolve to change the terms and conditions of this Plan from time to time. The Company reserves the right to issue fewer Shares than an Eligible Shareholder applied for under the Plan (or none at all) if it believes that the allotment of those Shares would contravene any law or rules of any stock exchange on which the Company Shares are listed.

Dispute Resolution

The Company may settle in any manner it thinks fit any disputes or other matters which may arise in connection with the Plan, whether generally or in relation to any particular participant, application or share. The decision of the Company shall be conclusive and binding on all participating shareholders and other persons to whom the determination relates.

The Company reserves the right to waive compliance with any provision of these terms and conditions

Declaration & Acknowledgment

By forwarding and completing this application form, each shareholder:

(a) acknowledges that he/she has read and understood the terms and conditions of the Plan;

(b) certifies that (except where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members) the aggregate of the application price for:
  (i) the shares or interests the subject of the application; and
  (ii) any other shares or interests in the class applied for by, or on behalf of, the shareholder under the Plan or any similar plan operated by the Company in the 12 months prior to the application,

  does not exceed A$5,000; and

(c) certifies that (where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members ('Beneficiary')) the aggregate of the application price for:
  (i) the shares or interests the subject of the application; and
  (ii) any other shares or interests in the class applied for by, or on behalf of, the Beneficiary under the Plan or any similar plan in the 12 months prior to the application, does not exceed A$5,000.

CITIGOLD CORPORATION LIMITED
ACN 060 397 177



The Australian Stock Exchange Limited

FOR IMMEDIATE RELEASE

16 August 2004

SHARE PURCHASE PLAN
OFFER EXTENSION

Citigold Corporation Limited is pleased to extend the special offer to shareholders until **TUESDAY 31 AUGUST 2004**.

There has been strong demand from shareholders to date indicating continued shareholder support.

The Share Purchase Plan was to close today and is now extended for a further 15 days to give more shareholders the opportunity to participate.

Shareholders who have not yet participated in the offer will be sent a letter advising of the extension.

This special offer provides an opportunity for shareholders to increase their holding free of brokerage and commission.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade, Milton, Brisbane 4064
ph +61 7 3870 8000
fax +61 7 3870 8111
email info@citigold.com.
web site: www.citigold.com

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN	Quarter ended ("current quarter")
30 060 397 177	30 June 2004

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (12 months) $A'000
	Cash flows related to operating activities		
1.1	Receipts from product sales and related debtors	-	34
1.2	Payments for (a) exploration and evaluation	(39)	(681)
	(b) development	(590)	(1,101)
	(c) production	-	-
	(d) administration	(569)	(2,469)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	43	44
1.5	Interest and other costs of finance paid	(305)	(838)
1.6	Income taxes paid	-	-
1.7	Other (Warrior royalty trust)	-	1,000
	Net Operating Cash Flows	**(1,460)**	**(4,011)**
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	(34)	(86)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	69	69
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	**35**	**(17)**
1.13	Total operating and investing cash flows (carried forward)	(1,425)	(4,028)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(1,425)	(4,028)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	1,585
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	200	200
1.17	Repayment of borrowings	-	(8)
1.18	Dividends paid	-	-
1.19	Other - (Conversion of Options)	261	1,093
	- (Issue of Convertible Notes)	472	1,662
	- (Costs of financing activities)	(228)	(334)
	Net financing cash flows	**705**	**4,198**
	Net increase (decrease) in cash held	**(720)**	**170**
1.20	Cash at beginning of quarter/year to date	1,444	554
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	**724**	**724**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	56
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries, consultancy fees and superannuation guarantee charge thereon.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	7,490	7,490
3.2	Credit standby arrangements	300	111

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	100
4.2	Development	500
	Total	**600**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	534	1,444
5.2	Deposits at call	-	-
5.3	Bank overdraft	(111)	-
5.4	Other (Held by Third Parties)	300	-
	Total: cash at end of quarter (item 1.22)	**724**	**1,444**

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	**418,672,412**	**418,672,412**		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	**136,020**	**136,020**	**18 cents**	**18 cents**
7.5	**+Convertible debt securities** *(description)*	**4,158,958 convertible notes, $0.40 per note, interest @ 12% per year maturing 29 March 2007**	**4,158,958**		
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	**4,158,958**	**4,158,958**	**40 cents**	**40 cents**
7.7	**Options** *(description and conversion factor)*	**13,000,000**	**Nil**	*Exercise price* **15 cents**	*Expiry date* **1 January 2005**
7.8	Issued during quarter	**Nil**	**Nil**		
7.9	Exercised during quarter	**2,500,000**		**10 cents**	**10 cents**
7.10	Expired during quarter	**Nil**			
7.11	**Debentures** *(totals only)*	**Nil**			
7.12	**Unsecured notes** *(totals only)*	**Nil**			

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.



Sign here: Date: 30 July 2004

(Company Secretary)
Print name: Roslynn J Shand

Additional Information

DIRECTORS NOTE A – SHARE PURCHASE PLAN

On 21 July 2004 the entity announced a Share Purchase Plan (SPP) offer, open to all shareholders on the share register as at 5 pm, 16 July 2004. Under the terms of the SPP, shareholders have the opportunity to purchase shares up to a maximum value of $5,000. The SPP closes on 16 August 2004.

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

The Australian Stock Exchange Limited
FOR IMMEDIATE RELEASE

www.citigold.com
CITIGOLD corporation

Quarterly Activities Report
30 June 2004

HIGHLIGHTS

- Warrior Gold Mine progress
- Exploration Success Continues
- Note Holders Receive Interest
- New Share Purchase Plan
- ADR's to trade in USA
- Expanded Web Information

SUMMARY

The quarter saw the Warrior gold mine progress with the access tunnel continuing with the completion of the first bend prior to mechanised mining.

The first interest payment at an annualised rate of 12% was paid to holders of the recently-issued Convertible Notes. This is a milestone for the Company, being the inaugural cash return to stockholders, beyond capital gains on shares. The Convertible Notes (ASX Code '**CTOG**') are trading confidently at 40 cents.

Our regular Share Purchase Plan was recently issued to allow shareholders to benefit from the approaching gold production by increasing their holdings.

The first stage of our overseas listing plan has been completed with Citigold's American Depository Receipts (ADR) programme. The Company's ADR's will be administered by the Bank of New York.

The new Citigold web site has drawn very positive feedback from shareholders and investors as an excellent information tool.

GOLD PRODUCTION PLAN

Citigold's Gold Production Plan is to develop a 250,000 oz per year gold mining operation at Charters Towers with gold production costs of A$217 per ounce. The underground mine will be highly mechanised with 'robotic' style systems that will crush and sort the high-grade ore underground.

The first of the mines being developed is the Warrior, to be followed by the Sunburst.

Warrior Gold Mine

Mining of the access tunnel (Decline) has proceeded to 52 metres whilst ground support is installed and the first bend completed. The floor of the 5 metre x 5 metre decline is in solid granite but the upper part is weathered, requiring careful mining and ground support. This slower advance has delayed the commencement of rapid mechanised mining, but may not necessarily delay commencement of gold production if mining achieves better than the scheduled 200 metres per month of decline advance.

The initial part of the Decline passes near the old Golden Alexandra and Washington underground gold mine workings. Underground drilling is planned to assess the grade of gold mineralisation in extensions of these ore bodies along strike and down dip. This we expect will add additional gold resources at Warrior.

The Warrior Mine is scheduled to produce 40,000 ounces per year. The Decline will be 900 metres long and will take four and a half months to complete at a budgeted rate of 200 metres per month.

Approximately $2 million has been allocated to the project so far. A gold royalty trust has been established to raise a further $5 million to complete Warrior, without diluting existing shareholdings or the issue of further equity.

Brilliant Gold Reef Project (BGRP)

During the quarter various ways were considered to optimise the corporate structure of the BGRP in order to advance the project and maximise benefits to unitholders. We expect to finalise an announcement of the preferred arrangement in the next quarter.

EXPLORATION

Citigold continued to explore its 200 square kilometres of highly prospective ground around the Charters Towers city during the Quarter. Extensive geological input was provided to assist the planning and development of the Warrior Decline. This included geological and geotechnical mapping, analysis, resource and reserve estimates, mine planning, survey and hydro-geological studies. Quartz veins exposed during the Washington open pit peel-back and Decline development returned maximum assays of 3.8 g/t gold over narrow widths.

Regional exploration during the Quarter has been directed towards the continuation of systematic detailed geological mapping and sampling of the regionally persistent lode structures. When completed this work will be compiled into a regional 3D structural model and used to assist prediction of additional major ore positions.

As part of this work geological mapping, surveying, and sampling were undertaken at 23 separate prospects during the year. Work concentrated along the lode structures between *E1 (Washington)* open pit and *E3 (Warrior East)and* in the area immediately to the South-South-East of the process plant. Work also focused on the *Beary Creek* area South-West of the process plant and on Citigold tenure covering the potential eastern extensions to Glengarry's *Great Britain* gold deposit in 2003.

During the year, a total of 401 niche style rock chip samples were collected, mainly of quartz veining. Fire assays of these samples returned 22 assays over 10 g/t gold, and 7 over 30 g/t Au indicating the broad extent of the traditional narrow high grade mineralisation.

In addition 341 reconnaissance soil geochemical samples were collected and assayed during the year. Prospecting associated with the soil sampling program led to the location of previously unrecorded gold mineralisation at *Hogsflesh Creek,* and of interesting gold grades at the *GSQ 183687* prospect.

Total drilling statistics for the Charters Towers project are:

Type of Drilling	**No. of Holes**	**Metres Drilled**
Core	145 holes	16,183 m
RC	1,084 holes	85,997 m
Other	512 holes	6,861 m
TOTAL	**1,741 holes**	**110,041 m**

HEALTH, SAFETY AND ENVIRONMENT

The Company had another successful Quarter, with no serious incidents, Disabling or Lost Time Injuries and no environmental incidents. Induction training was undertaken with new miners at Warrior gold mine.

CORPORATE

The first interest payment at an annualised rate of 12% was paid to holders of the recently-issued Convertible Notes. This is a milestone for the Company, being the first cash return to stakeholders, beyond capital gains on shares. The Convertible Notes (ASX Code '**CTOG**') are trading confidently at 40 cents.

Our principal short-term loan facility continues to be rolled over. The facility has been extended to 30 September 2004 whilst negotiations for a longer term arrangement continue.

ADR's to Trade in U.S.A.

The first stage of an overseas security trading program is underway. We have recently completed our filings with the US Securities & Exchange Commission (SEC) in preparation for an actively traded American Depository Receipts (ADR) programme.

Our entrance to the US market is being co-ordinated by the Bank of New York as the custodian for the ADR's.

The trading code of the ADR's in the USA will be '**CTGLY**'.

Each of the ADR's will represent 20 'CTO' shares currently listed on the Australian Stock Exchange (ASX). Therefore the ADR's are expected to trade at about 20 times the ASX price, adjusted for the US$ exchange rate at the time. The ADR's are not new shares but are backed by existing shares from the ASX and usually held through Australian based institutional nominees.

The Company has been investigating fully listing its shares on overseas Stock Exchanges for some time and is continuing with its evaluation. The ADR program in the USA is seen as a prelude to a full secondary listing. International investor access has the potential to promote growth in the share price through broadening the investor base.

Share Purchase Plan

Our regular Share Purchase Plan has been issued to allow shareholders to benefit from the approaching gold production by increasing their holdings by up to $5,000 worth of shares at a 12 cent strike price.

The offer closes on Monday 16 August and is open to all shareholders at the record date of 16 July 2004. Shareholders have been mailed details of the July 2004 Share Plan.

BACKGROUND

Citigold Corporation is a dynamic gold growth company developing a major, high grade mining project on Australia's richest major goldfield. The Charters Towers goldfield is located about 1,000 kilometres north of Queensland's capital, Brisbane. Our Gold Production Plan targets gold production of 250,000 ounces per year based around the goldfields exploration potential of 15 million ounces. To date CTO has invested over A$50 million redeveloping this rich goldfield.

Our assets include an operational underground mine access decline to 238 metres depth, confirmation of the database proving the economics and technical aspects of the project, full scale gold processing plant and environmental permits to produce gold.

We are now moving towards sustained gold production through development of the Warrior gold mine at Charters Towers.

Internet, Email and Fax - As more and more people connect to the internet, increasing numbers of CTO shareholders are accessing the expanded and informative **www.citigold.com** web site for information. Also shareholders should advise us of their email address so that they can receive regular updates. For shareholders who prefer advice by facsimile, we welcome you advising us of your fax number so we can forward the latest information.

Christopher Towsey
Chief Operating Officer
30 July 2004

Citigold Corporation Limited ACN 060 397 177
19 Lang Parade, MILTON Q 4064 Australia
PO Box 1909 MILTON Q 4064

ph :	+61 7 3870 8000
fax :	+61 7 3870 8111
email:	info@citigold.com
web:	www.citigold.com

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

- *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CITIGOLD
corporation

28 July 2004

Mining Conference Presentation

Citigold Corporation's Chief Operating Officer in Australia, Chris Towsey, has been invited to conduct a presentation at the 2nd Annual Underground Mining Conference to be held 28-30 July 2004 in Perth, Australia. This specialised mining conference will cover such topics as maximising efficiency, safety, developments in automation and modeling, innovation and actual case studies from around Australia and the World.

Presenters from Oceania, Asia & Africa regions will be in attendance. Chris has been chosen by the organisers to present a paper on effective mine management, in particular the Charters Towers goldfields and its emergence as a gold producer.

Australian presenters include Newmont Australia, Goldfields & the CSIRO, with an international case study being made by De Beers South Africa.

The Conference is being organised by the Institute of International Research, a world leading knowledge and skills transfer organisation.

Chris Towsey also recently presented a paper on the Charters Towers Gold Project at the Australian Institute of Geoscientists North Queensland Exploration and Mining 2004 Symposium. This symposium provided an opportunity for attendees to view and discuss scientific & technical topics relating to mining trends, ore deposits and exploration activity.

Chris's paper focused on the geological features of Charters Towers and their impact on accurate resource estimation. A copy of the papers presented will be available at www.citigold.com shortly.

Mark Lynch
Managing Director

Citigold Corporation Limited, ACN 060 397 177, Brisbane, Australia
phone: +61 7 3870 8000 fax: +61 7 3870 8111 email : info@citigold.com

21 July 2004



Citigold Corporation Limited ACN 060 397 177
(formerly Charters Towers Gold Mines Ltd)
19 Lang Parade, Milton Qld 4064, Australia
PO Box 1909, Milton Qld 4064, Australia
Tel: 07 3870 8000 Fax: 07 3870 8111
Email: info@citigold.com

Dear Shareholder,

Share Purchase Plan 'July 2004' Offer

Special Offer – We are inviting **SHAREHOLDERS** of Citigold Corporation Limited ("CTO") to purchase a limited number of shares in the company's regular Share Purchase Plan ("July 2004 Plan") at a discount to the recent market price. This special benefit is only available for a **limited time** as the offer closes on 16 August 2004.

Shares obtained under a CTO share purchase can be very beneficial for shareholders due to the discount price and no fees.

You can subscribe **up to a maximum** of $ 5,000 in new fully paid ordinary shares, **free of brokerage and commission**. However, if you purchased shares in the **January 2004** share purchase plan then you can only top-up to the annual maximum of $ 5,000.

Do you currently hold less than 3,700 shares? If yes, then based on the closing share price on 16 July 2004 you hold less than a marketable parcel. Under this Plan, you can **top-up your holding** at a favourable price, **without brokerage fees or stamp duty**.

The shares are offered at 12 cents each, with four choices –

- **Option A** 41,625 shares for **$ 4,995**
- **Option B** 25,000 shares for **$ 3,000**
- **Option C** 15,000 shares for **$ 1,800**
- **Option D** 4,200 shares for **$ 504**

For further important information please read the reverse side of this page and the terms and conditions of the Plan set out in the Application Form.

If you have any questions or wish to check your shareholding, phone: -

Shareholder enquiries telephone **07 3870 8000**

You do not have to apply for shares, it is entirely optional. But if an application is not made, no shares are allocated. If you chose to acquire shares under the offer, **please respond promptly** as the offer closes on **Monday 16 August 2004**.

Payment can be made by cheque or **Visa/Mastercard/Bankcard**. Complete the Application Form (and credit card section if applicable) and return in the prepaid envelope.

Thank you for your continued support.

Regards

Mark Lynch
Managing Director

Offer price

The subscription price under this July 2004 share purchase plan (**Plan**) has been set at $0.12 cents per share. This represents a discount to the average closing market price of Citigold Corporation Limited (**CTO**) shares over the five days up to and including the record date of 16 July 2004.

How much can you invest under this Plan?

- **Option A** 41,625 shares for $ 4,995.00
- **Option B** 25,000 shares for $ 3,000.00
- **Option C** 15,000 shares for $ 1,800.00
- **Option D** 4,200 shares for $ 504.00

Share Purchase plan issued January 2004

IMPORTANT: If you purchased CTO shares in the January 2004 SPP, the amount that can be subscribed for under the current Plan is limited to the difference between $5,000 and the amount subscribed for under the January 2004 SPP.

When does the offer close?

Offer closes at 5pm **on Monday 16 August 2004**.

How do you apply for shares in this offer?

Before applying under this offer, carefully read this letter and terms of the Plan attached, then complete the enclosed coloured **APPLICATION FORM**.

- tick the box beside the number of shares you want to buy. **Tick only one box.**
- complete payment section – cheque payable to "Citigold Corporation Share Purchase Plan" **OR** complete and **SIGN** the credit card section (Visa, Mastercard or Bankcard).
- write your daytime telephone number - just in case we have any questions.
- send your application form and payment (allowing enough time for mail delivery) so that CTO receives them in Brisbane by 5.00pm no later than Monday 16 August 2004.
- you DO NOT need to sign the application form.

For further information contact CTO Shareholder enquiries on **07 3870 8000**

What will the funds be used for?

Funds raised from the allotment of shares issued under the Plan will be used for working capital purposes and to advance the goal of gold production.

Important consideration

The market price of CTO shares could fall between the date of this offer and the time that CTO issues shares to you under this offer. As a result, the price you pay per share under this offer (A$0.12) may be more than the price you would pay to buy CTO shares on the stockmarket at the time of the issue of the shares to you under the Plan. The share price is available through CTO's website, **www.citigold.com** and in the financial pages of major newspapers.

If, before you apply for shares under this offer, you are at all unsure about any aspect of this offer, CTO recommends you seek financial advice.

Can you be certain that your application will be successful?

If CTO receives applications for shares pursuant to the Plan which if issued would in total exceed the number permitted by Listing Rule 7.1 (the 15% rule), then the Company will allot to applicants the maximum number of shares permitted under Listing Rule 7.1 **on a first come first served basis.** The Company may seek shareholder approval to be permitted to allot shares in relation to excess applications received, unless a waiver is obtained from the ASX that any shares issued under the Plan are not included in the 15% rule.

APPLICATION FORM
JULY 2004 Share Purchase Plan


www.citigold.com
CITIGOLD
corporation

I/We wish to apply for the number of shares as indicated below in accordance with the terms and conditions of the **Citigold Corporation Limited ACN 060 397 177** (CTO) July 2004 share purchase plan and agree to be bound by the constitution of CTO in respect of such shares issued to me/us. **Please insert details below:-**

SURNAME/LAST NAME or COMPANY NAME	MR / MRS / MS / MISS
GIVEN/FIRST NAMES	(ACN if Company)

ADDRESS IN FULL

STATE	POSTCODE	DAYTIME TELEPHONE NUMBER	HIN / SRN No. (if known)
		( )	

Please 'X' one option box only

☐	Option A	41,625 shares	$ 4,995
☐	Option B	25,000 shares	$ 3,000
☐	Option C	15,000 shares	$ 1,800
☐	Option D	4,200 shares	$ 504

THE RETURN OF THIS DOCUMENT WITH YOUR PAYMENT WILL CONSTITUTE:

- **your application for shares under the terms of the CTO July 2004 share purchase plan;**
- **your certification in terms of the section of the Terms and Conditions (on the reverse of this form) entitled "Declaration & Acknowledgement", that the aggregate of the application price for the shares the subject of this application (and any other shares or interest in shares) applied for by the holder under this or the January 2004 SPP does not exceed $5,000.**

METHOD OF PAYMENT ('X' appropriate box)

☐ Cheque – please make cheque payable to **Citigold Corporation Share Purchase Plan.**

☐ Credit Card – please complete the following details (Mastercard, Bankcard and Visa only)

Cardholder's Name:		Card Number:	
		____ ____ ____ ____	
Amount $A: $	**Card Type:**	**Expiry Date:** __/__	**Signature:**

Receipts for payment will not be issued. Cash payment will not be accepted.
The completed form should be forwarded together with your payment in the enclosed reply envelope, and **must reach CTO in Brisbane by – OFFER CLOSES 5pm on Monday 16 August 2004.**

Postal Address:	Citigold Corporation Limited PO Box 1909 MILTON QLD 4064 Australia	**Delivery:**	Citigold Corporation Limited 5a/19 Lang Parade MILTON QLD 4064

If you are unsure of how to complete this application form, please contact

Brisbane Office: Shareholder enquiries
Phone 07 3870 8000 (fax 07 3870 8111)

Please note that if the company receives applications for shares pursuant to the CTO July 2004 share purchase plan which will cause it to exceed the limit of new issues set out in Listing Rule 7.1, then the company will allot to applicants the maximum number of shares permitted under Listing Rule 7.1, on a first come first served basis. The Company may seek shareholder approval to be permitted to allot shares in relation to excess applications received, unless a waiver is obtained from the ASX that any shares issued under the July 2004 share purchase plan are not included in the 15% rule.

JULY 2004
SHARE PURCHASE PLAN
TERMS AND CONDITIONS


www.citigold.com
CITIGOLD
Corporation

Participation in the Plan

Participation in the Citigold Corporation Limited July 2004 Share Purchase Plan (*"Plan"*) is open to all shareholders who, subject to the paragraph below, as at the close of business on 16 July 2004, are registered as holders of fully paid ordinary shares (*"Shares"*) in Citigold Corporation Limited (*"Company"*) and whose registered address is in Australia, New Zealand or any other jurisdiction as determined by the directors of the Company from time to time (*"Eligible Shareholders"*). If an offer is made to a shareholder in a jurisdiction outside Australia or New Zealand which would breach the laws of that jurisdiction, the offer is sent for information purposes only and may not be accepted.

Where a shareholder is expressly noted on the Company's register of members as a trustee or nominee on account of another person (*"Beneficiary"*), the Beneficiary will be deemed to be the Eligible Shareholder and an acceptance of the offer and subsequent issue of Shares will be deemed to be made by or to the Beneficiary.

Participation in an offer made pursuant to the Plan is optional and is subject to these terms and conditions, the application form and the details set out in the letter of offer to shareholders (together the *"Plan Documents"*).

Offers not renounceable

Offers made under the Plan are not renounceable. This means that shareholders cannot transfer their right to purchase Shares under this offer to another person.

Investment in the Offer

If you are an Eligible Shareholder you can elect to participate in the offer by selecting one of the following four options:

- **Option A** - Purchase 41,625 fully paid ordinary shares for $ 4,995.00
- **Option B** - Purchase 25,000 fully paid ordinary shares for $ 3,000.00
- **Option C** - Purchase 15,000 fully paid ordinary shares for $ 1,800.00
- **Option D** – Purchase 4,200 fully paid ordinary shares for $ 504.00

HOWEVER if an Eligible Shareholder participated in the Company's Share Purchase Plan in January 2004 (**"January 2004 SPP"**), **the number of Shares that can be applied for under this Plan is limited** to the number of Shares determined by the following equation:-

$$\text{Shares} = \frac{5{,}000 \text{ less dollar amount subscribed under January 2004 SPP}}{0.12}$$

The maximum amount which can be applied for under this offer (being $5,000 less any amount subscribed for under the January 2004 SPP) applies even if an Eligible Shareholder receives more than one offer or receives the offer as a joint holder of shares. If an offer is received by a shareholder who is expressly noted on the Company's register of members as a trustee or nominee on account of a Beneficiary, then any Shares issued in relation to that offer will not be included in calculating the maximum number of shares that may be applied for by that shareholder, but will be included in calculating the maximum number of Shares that can be applied for by the Beneficiary.

Acceptance and Payment

To accept an offer, a correctly completed application form together with the appropriate payment as set out in the Plan Documents must be sent so as to reach the Company's registered office in **Brisbane by 5 pm on 16 August, 2004.**

If the payment received from the Eligible Shareholder is not for the exact amount required to buy the number of Shares the Eligible Shareholder elected to purchase under the Plan, the Company reserves the right not to accept the payment. In these circumstances, the Company will return the Eligible Shareholder's application form and cheque or refund any other payment. If the Company does that, those Shares will not be issued to the Eligible Shareholder.

Allotment

Shares will be allotted under the Plan as soon as practicable after the closing date for the offer.

Shares allotted under the Plan will rank equally in all respects with existing fully paid ordinary shares in the Company and therefore will carry the same voting rights, dividend rights and other entitlements.

A holding statement (or other applicable evidence of title) will be issued in respect of Shares allotted under the Plan.

The Company will apply for Shares allotted under the Plan to be quoted on the Australian Stock Exchange Limited.

Other costs of participation

No brokerage, commission, stamp duty or other transaction costs (as applicable) will be payable by shareholders in respect of the application for, and allotment of, Shares under the Plan.

Shareholders resident in countries other than Australia who are eligible to participate in the Plan are responsible for obtaining any approvals from the relevant authorities for the acceptance of, and payment for, the offer.

Modification of the Plan

The directors of the Company may resolve to change the terms and conditions of this Plan from time to time. The Company reserves the right to issue fewer Shares than an Eligible Shareholder applied for under the Plan (or none at all) if it believes that the allotment of those Shares would contravene any law or rules of any stock exchange on which the Company Shares are listed.

Dispute Resolution

The Company may settle in any manner it thinks fit any disputes or other matters which may arise in connection with the Plan, whether generally or in relation to any particular participant, application or share. The decision of the Company shall be conclusive and binding on all participating shareholders and other persons to whom the determination relates.

The Company reserves the right to waive compliance with any provision of these terms and conditions

Declaration & Acknowledgment

By forwarding and completing this application form, each shareholder:

(a) acknowledges that he/she has read and understood the terms and conditions of the Plan;

(b) certifies that (except where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members) the aggregate of the application price for:
  (i) the shares or interests the subject of the application; and
  (ii) any other shares or interests in the class applied for by, or on behalf of, the shareholder under the Plan or any similar plan operated by the Company in the 12 months prior to the application,

  does not exceed A$5,000; and

(c) certifies that (where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members ('Beneficiary')) the aggregate of the application price for:
  (i) the shares or interests the subject of the application; and
  (ii) any other shares or interests in the class applied for by, or on behalf of, the Beneficiary under the Plan or any similar plan in the 12 months prior to the application, does not exceed A$5,000.

www.citigold.com
CITIGOLD
corporation

The Australian Stock Exchange Limited

FOR IMMEDIATE RELEASE

21 July 2004

SHARE PURCHASE PLAN OFFER

Citigold Corporation Limited ("CTO") announces the release of its regular special offer to shareholders to purchase shares under a July 2004 share purchase plan ("Plan").

This half yearly offer will enable shareholders in CTO, irrespective of the size of their shareholding, to subscribe up to $5,000 for new fully paid ordinary shares in CTO, free of brokerage, commission and stamp duty. This will be an ideal opportunity for shareholders with less than a marketable parcel to top up their shareholding at a favourable cost.

The right to participate in the Plan is available exclusively to shareholders who are registered as holders of fully paid ordinary shares in Citigold Corporation Limited at 5pm on 16 July 2004.

The offer is non-renounceable.

Full details of the Plan will be set out in the offer to be mailed to eligible shareholders.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade, Milton, Brisbane 4064
ph +61 7 3870 8000
fax +61 7 3870 8111
email info@citigold.com.
web site: www.citigold.com

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CITIGOLD
corporation

17th June 2004

New Citigold Website

Citigold Corporation has recently launched a new and expanded website www.citigold.com about the Company and its gold business.

The new professionally built site includes information on the gold mines we are developing, the technical information on estimating gold resources, the management team and our innovative mix of proven mining technologies.

This upgrade of our shareholder investor support infrastructure is another part of the evolutionary change taking place at Citigold as we move to gold production.

Citigold Corporation is a dynamic gold growth company developing a major, high-grade mining project on Australia's richest major goldfield. The Charters Towers goldfield is located about 1,000 kilometres north of Queensland's capital, Brisbane. Our Gold Production Plan targets gold production of 250,000 ounces per year based around the goldfields exploration potential of 15 million ounces.

We are actively moving towards gold production through development of the Warrior gold mine at Charters Towers. The Warrior Mine is planned to produce 40,000 ounces of gold per year to generate revenue of A$22 million per year. This mine represents the first stage of Citigold's Gold Production Plan.

As more and more people connect to the internet, increasing numbers of our shareholders can access the excellent and informative **www.citigold.com** web site for information. Shareholders should advise us of their email address so that they can receive regular updates and the latest information easily.

Mark Lynch
Managing Director

Citigold Corporation Limited, ACN 060 397 177, Brisbane, Australia
phone: +61 7 3870 8000 fax: +61 7 3870 8111 email : info@citigold.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares fully paid
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,500,000 (Two million five hundred thousand) shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – shares
5	Issue price or consideration	10 cents exercise of options (expired 30 May 2004).
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 June 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
418,672,412	Ordinary fully paid Shares
4,158,958	Convertible Notes redeemable by 29 March 2007

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13 million options	Options expiring 1 January 2005

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change in the dividend policy of the Company since the last published accounts.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 8 June 2004

(Company Secretary)

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

Citigold Corporation
ANNOUNCEMENT


www.citigold.com
CITIGOLD
corporation

2 June 2004

Citigold Update

Citigold Corporation is currently developing the Warrior Gold Mine in north Queensland Australia. This mine is budgeted to generate gross revenue of A$22 million and set Citigold on a firm growth path. With the continued strength in the gold price, now approaching US$400 per ounce, we feel confident that Citigold is in the right growth business at the right time.

Citigold has assets of A$50 million centered on the 100% controlled rich Charters Towers goldfield. This investment includes a large modern gold processing plant; primary deep underground mine access and infrastructure; 200 square kilometres of mineral lands; a database of 154 kilometres of drilling and over 40 years of past mining data that produced the original 6.6 million ounces on Australia's richest major goldfield.

Citigold is in the process of replacing the current A$7.5 million loan facility with a long term facility. In keeping with previous extensions, Citigold Corporation and its principal lender have agreed to extend Citigold's loan facility until 31 July 2004.

The very simple shape of the sheet like gold reefs at Charters Towers will allow extensive 'robotic' type mechanization of the underground mining process. The innovative GoldTec Mining System should ensure that our gold will be mined very efficiently.

Chris Towsey
Chief Operating Officer (Australia)

Citigold Corporation Limited, ACN 060 397 177, Brisbane, Australia
phone: +61 7 3870 8000 fax: +61 7 3870 8111 email : info@citigold.com

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CITIGOLD CORPORATION LIMITED
ABN	30 060 397 177

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr. Peter Beresford Blood
Date of appointment	26 May 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
NIL	NIL

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CITIGOLD CORPORATION LIMITED
ABN	30 060 397 177

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark James Lynch
Date of last notice	25 March 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Spouse - Susan Lynch Children – James Lynch Christopher Lynch
Date of change	28 April 2004
No. of securities held prior to change	1,235,558 ordinary shares 8 million options (expiring 01/01/2005)
Class	Ordinary shares
Number acquired	66,666 shares
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Takeover scrip offer only – 2 Citigold Corporation shares for every 3 Great Mines Ltd shares held
No. of securities held after change	1,302,224 ordinary shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market takeover of Great Mines Limited by Citigold Corporation Limited – scrip offer

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CITIGOLD CORPORATION LIMITED
ABN	30 060 397 177

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Gregory Joseph Barns
Date of last notice	24 January 2002
Date that director ceased to be director	26 May 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL held

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
NIL	NIL

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

Citigold Corporation ANNOUNCEMENT


www.citigold.com
CITIGOLD
corporation

27th May 2004

Professor Joins Citigold Board

Citigold is pleased to announce the appointment of Dr. Peter Beresford Blood as a Non-Executive Director of Citigold Corporation.

The appointment of Professor Blood will add new depth to the board and his skills in the areas of finance and administration will be of particular benefit. He is currently a Professor of Finance at the School of Business, Bond University, Queensland, Australia. The board will now have a balance between mining, legal and finance to guide Citigold Corporation's future progress.

Professor Blood is a Global Investment Consultant and holds the qualifications of BSc Agr (University of Sydney), DIC (Imperial College Science & Technology UK), and PhD (University of London). He has worked for the World Bank, Asian Development Bank and other multilateral organisations in some dozen countries and is a former senior administrator in the United Nations Development Program. He has also taught at the University of Queensland, University of London and several leading U.S.A. universities.

His distinguished career includes being a Marshall Scholar (London) and a former Fulbright Senior Fellow in the United States. He is a unique Australian having graduated from the Chicago Mercantile Exchange's Advanced Derivatives course and is one of only a dozen Australians carrying the coveted Commodity Trading Advisor (CTA) designation from the United States.

The board of Citigold Corporation remains an efficient three member Board of Directors following the resignation of Mr. Greg Barns. The Chairman, Mr. John Foley, would like to acknowledge Greg Barns contribution and service to the Board during his two years as a non-executive Director.

The Board of Citigold Corporation now comprises Mr. John Foley (Non-Executive Chairman), Mr. Mark Lynch (Executive Managing Director) and Professor Peter Blood (Non-Executive Director).

Roslynn Shand
Company Secretary
Citigold Corporation Limited, ACN 060 397 177, Brisbane, Australia
phone: +61 7 3870 8000 fax: +61 7 3870 8111 email : info@citigold.com

Citigold Corporation ANNOUNCEMENT


www.citigold.com
CITIGOLD
corporation

19 May, 2004

WARRIOR GOLD UPDATE

The second stage of the Warrior Gold Mine development at Charters Towers in north eastern Queensland, has been successfully completed. This stage involved the preparation and construction of the portal for the Warrior Mine decline tunnel. The portal is located within the previously successfully mined high-grade Washington open pit, located four kilometres southeast of the Charters Towers city.


WARRIOR GOLD MINE

Citigold Corporation machinery loading out blasted rock from the Warrior Gold Mine.

The next and third stage of the program involves excavation of a 1000 metre access tunnel into the gold resource. This will be followed by a short pre-production stage, leading to gold production within 7 months time.

The Warrior Mine is planned to produce 40,000 ozs of gold per year and represents the first stage of Citigold Corporation's gold production plan, which will ultimately lead to 250,000 ozs per year from four mines in the Charters Towers goldfield.

Chris Towsey
Chief Operating Officer
Citigold Corporation Limited *ACN 060 397 177*
19 Lang Parade, Milton, Brisbane 4064, Australia
phone : +61 7 3870 8000 fax : +61 7 3870 8111
email : *info@citigold.com*
web site: www.citigold.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	NOT APPLICABLE
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)		

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NOT APPLICABLE
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☒ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders SEE ANNEXURE A attached to this APPENDIX 3B

36 ☒ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over SEE ANNEXURE A attached to this APPENDIX 3B

37 ☐ A copy of any trust deed for the additional +securities - Copy already released to ASX

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Final quotation of 976,458 (Nine hundred and sixty eight thousand nine hundred and fifty eight) convertible notes.
39	Class of +securities for which quotation is sought	Convertible Notes
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	No
	If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares issued on conversion of Convertible Notes will rank equally in all respects with existing ordinary shares.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Quotation of listed convertible notes pursuant to Convertible Note Prospectus dated 12 February 2004.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
416,172,412	Ordinary shares
4,158,958	Convertible Notes

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 10 May 2004

(Company Secretary)

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

ANNEXURE A

20 Largest holders of Convertible Notes

First Name	Last Name	Notes	Percentage
Ainsle Burke	Reddin	500,000	12.02%
James Read	Leitch	187,500	4.51%
	Hildavid Pty Limited	150,000	3.61%
John	Holland	150,000	3.61%
Sharon Elizabeth	Blank	130,208	3.13%
Dorothy Anne	Wentworth	125,000	3.01%
Cassandra Holmes	Bartolomei	125,000	3.01%
Rosalie Elizabeth	Hannink	125,000	3.01%
Carolyn	Dow	100,000	2.40%
Graham	Dow	100,000	2.40%
Nigel	Graham-Smith	100,000	2.40%
	Lewis Securities Ltd	100,000	2.40%
Alfalasi	Mohammed Matar Mohammed	100,000	2.40%
Maniska	Koshy	100,000	2.40%
Anthony George	Stenhouse	87,500	2.10%
Verner	Teasdale	62,500	1.50%
Robert & Glenda	Bramley	62,500	1.50%
Yvonne	Gosselink	50,000	1.20%
	Felan's Fisheries (Importers)P/L	50,000	1.20%
William	Kennedy	50,000	1.20%
		2,542,708	61.14%

Distribution Schedule

Number Held Convertible Notes	No. of noteholders
1 - 1 000	0
1 001 - 5 000	25
5 001 - 10 000	36
10 001 - 100 000	73
100 001 - and over	8
	142

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Citigold Corporation Limited

ACN/ARSN: 060 397 177

1. Details of substantial holder (1)

Name: James Joseph Lynch

ACN/ARSN (if applicable):

The holder became a substantial holder on 28/ 04/ 04

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORD	68,534,983	68,534,983	16.73%
ORD	11,294,083	11,294,083	2.76%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
James Joseph Lynch	Registered Holder	68,534,983
Underwriting & Mining Investment Corporation Pty Ltd ACN 000 752 858	Registered Holder	11,294,083

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
James Joseph Lynch	James Joseph Lynch	James Joseph Lynch	ORD- 68,534,983
Underwriting & Mining Investment Corporation P/L	Underwriting & Mining Investment Corporation P/L	Underwriting & Mining Investment Corporation P/L	ORD- 11,294,083

ACN 000 752 858

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
James Lynch	28/4/04	Pursuant to Takeover of Great Mines Ltd 3 for 2 offer		ORD-52,448,435
Underwriting & Mining Investment Corporation P/L	28/4/04			ORD-3,648,310

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Underwriting & Mining Investment Corp P/L ACN 000 752 858	Substantial holder is director and majority shareholder

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
James Joseph Lynch	3 Hodgkinson Street, Charters Towers QLD 4820
Underwriting & Mining Investment Corp P/L ACN 000 752 858	Black Jack Mine, Clermont Rd, Charters Towers QLD 4820

Signature

print name James Joseph Lynch capacity Sole Director

sign here [signature] date 28 04 / 04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.


CiTiGOLD
corporation

The Australian Stock Exchange Limited

FOR IMMEDIATE RELEASE

30 April 2004

ESCROW OF SHARES

Following the successful completion of the Great Mines Limited ('Great Mines') takeover, Vendor securities totalling 56,163,411 shares in the company will be escrowed for a period of 12 months from 28 April 2004, in accordance with the Listing Rules.

By obtaining Great Mines and its mineral tenements, Citigold Corporation Limited has achieved 100% ownership of the Charters Towers goldfield.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
ACN 060 397 177
19 Lang Parade, Milton, Brisbane 4064
ph +61 7 3870 8000
fax +61 7 3870 8111
email info@citigold.com.
web site: www.citigold.com